Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED REPORTS RESULTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

Monaco, August 8, 2025 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) today reported unaudited financial results for the six-month period ended June 30, 2025 (“H1 2025”).

Costamare Bulkers had no operating activity during the first half of 2024 and remained a wholly-owned subsidiary of Costamare Inc. (“Costamare”), a New York Stock Exchange (the “NYSE”) listed company, until May 6, 2025, when it became an independent, publicly traded company on NYSE through a spin-off from Costamare.

Starting with the earnings release for the third quarter and the nine-month period ended September 30, 2025, which will reflect the first full quarter of operations, we intend to include additional financial information and management discussion on Costamare Bulkers’ performance.

Costamare Bulkers had nominal operations from January 1, 2025 until late March 2025, when Costamare transferred to it the entities engaged in the dry bulk business, which own, have owned, or were formed with the intention to own dry bulk vessels. The results of these entities are included in Costamare Bulkers’ consolidated statement of operations for the six-month period ended June 30, 2025. On May 6, 2025, Costamare Bulkers also acquired from Costamare and a minority shareholder Costamare Bulkers Inc. (“CBI”), a dry bulk operating platform, whose results are included from that date forward. No comparative figures are presented for the six-month period ended June 30, 2024, as Costamare Bulkers had no operations during that time and all amounts would have been nil.

FINANCIAL RESULTS AND LIQUIDITY

•	H1 2025 Net Loss of $26.5 million ($3.15 loss per share).
•	H1 2025 Adjusted Net Loss[1] of $15.8 million ($1.87 adjusted loss per share).
•	H1 2025 Adjusted Net Loss of $15.8 million ($0.65 pro forma adjusted loss per share, which reflects the weighted average number of common shares as if all shares outstanding as of June 30, 2025 had been outstanding from January 1, 2025)[2].
•	H1 2025 liquidity of $242.3 million[3].

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1 Adjusted Net Loss and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare Bulkers financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 The weighted average number of shares outstanding for the six-month period ended June 30, 2025, was 8,424,213, reflecting the timing of share issuances throughout the period. On a pro forma basis, assuming that all 24,240,982 common shares outstanding as of June 30, 2025, had been outstanding since January 1, 2025, the weighted average number of shares would have been 24,240,982. The pro forma adjusted loss per share metric is presented for comparability purposes only and does not reflect a GAAP measure.

3 Including margin deposits relating mainly to our forward freight agreements (“FFAs”) and bunker swaps of $26.6 million and $84.7 million of available undrawn funds from one hunting license facility as of June 30, 2025.

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Mr. Gregory Zikos, Chief Executive Officer of Costamare Bulkers Holdings Limited, commented:

“As announced on May 7, 2025, Costamare Bulkers debuted as an independent, publicly traded company upon the completion of its separation from Costamare Inc.

The entity currently encompasses the owned dry bulk fleet of Costamare Inc., consisting of 37 vessels as well as the CBI operating platform commercially managing 39 ships on period charters.

For the first quarter of 2025, Costamare Bulkers had nominal operations, at the end of March it acquired the owned dry bulk fleet and on May 6, 2025 it acquired CBI.

•	Adjusted Net Loss (excluding unrealized gains and losses from derivatives) for the period was $15.8 million ($1.87 adjusted loss per share)

•	Liquidity was $242 million

Trading losses, partly due to the liquidation of older legacy positions, have contributed to the H1 2025 loss. As those positions are being closed, our goal is to manage a balanced trading book ancillary to the main shipowning business.

With minimal leverage and net debt of approximately $10 million, we are well positioned to grow opportunistically in the dry bulk sector.

We are progressing on our strategy to divest older and smaller tonnage and replacing it with younger and bigger-sized vessels. We recently acquired an additional Capesize vessel and we are proceeding with the disposal of our remaining five Handysize ships.

On the market, the Capesize sector in the second quarter of 2025 was marked by intense volatility. Total Capesize volumes rose, driven by strong Pacific and Brazil-Asia activity. The index hit a high mid-June, before softening by early July as fundamentals softened. The recent rally appears to be driven by positive sentiment, stimulus anticipation from China, real-time vessel tightness and firm Atlantic fronthaul demand.

Regarding the Panamax sector, the market strengthened in early June before declining as of the close of last week.  The strength was driven by South America grains delayed corn harvest and freight coverings.”

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About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 37 vessels with a total carrying capacity of approximately 3,103,000 dwt (including six vessels that we have agreed to sell). Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment and forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

Company Contacts:

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco

Tel: (+377) 92 00 1745

Email: ir@costamarebulkers.com

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Reconciliation of Net Loss to Adjusted Net Loss and Adjusted Loss per Share

Six-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2025
Net Loss	$(26,515)
Accrued charter revenue	1
Deferred charter-in expense	54
General and administrative expenses - non-cash component	323
Loss on sale of vessel	1,579
Loss on vessels held for sale	4,990
Non-recurring, non-cash write-off of loan deferred financing costs	117
Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	3,667
Adjusted Net Loss	$(15,784)
Adjusted Loss per Share	$(1.87)
Weighted average number of shares	8,424,213

Adjusted Net Loss and Adjusted Losses per Share represent Net Loss before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, deferred charter-in expense, loss on vessel held for sale, loss on sale of vessel, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component and loss on derivative instruments, excluding realized (gain)/loss on derivative instruments. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income/ (Loss) and Adjusted Earnings/ (Losses) per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income/ (Loss) and Adjusted Earnings/ (Losses) per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income/ (Loss) and Adjusted Earnings/(Losses) per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income / (Loss) and Adjusted Earnings / (Losses) per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income/ (Loss) and Adjusted Earnings/ (Losses) per Share generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income/ (Loss) and Adjusted Earnings/ (Losses) per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income/ (Loss) and Adjusted Earnings / (Losses) per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability, when prior period figures are presented, include gains and charges. Gains positively impacting Net Loss are reflected as deductions to Adjusted Net Loss. Charges negatively impacting Net Loss are reflected as increases to Adjusted Net Loss.

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